Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Angel Pond Holdings Corporation

Subject Company: Angel Pond Holdings Corporation

Filer’s Commission File Number: 1-40382

Date: April 21, 2022

MariaDB Xpand Wins InfoWorld Technology of the Year Award as a Leading Distributed SQL Database

Recognized as one of the front-runners in the 21st century database wars

April 21, 2022 08:00 AM Eastern Daylight Time

REDWOOD CITY, Calif. & HELSINKI—(BUSINESS WIRE)—MariaDB® Corporation today announced that its distributed SQL database MariaDB Xpand has won Foundry’s (formerly IDG Communications) InfoWorld 2022 Technology of the Year Award. Winners of this annual award are selected by InfoWorld editors and reviewers, and are considered the most exceptional products in the areas of software development, devops, cloud computing, data analytics and machine learning.

.@MariaDB #Xpand wins @InfoWorld 2022 Technology of the Year Award, “destined to be one of the front-runners in the #database wars,” read more here: https://bit.ly/3xEw2Ji

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Databases are at the core of all applications and play a crucial role to allow businesses to dynamically scale to support growth. Legacy relational databases are notoriously complex and difficult to scale, while NoSQL databases scale with a significant risk to data consistency. Xpand is a new generation relational database capable of running at a previously impossible scale while maintaining strong consistency and absolute availability. It scales dynamically to support millions of users and millions of transactions per second with ease.

Xpand outperforms other distributed SQL solutions with better price/performance. In a Sysbench read/write 90:10 test, Xpand reached 10x better throughput with lower latency compared to CockroachDB. The results show that our customers can handle far more workload with fewer resources at a much lower cost. Looking at price/performance, Xpand has a per operation cost roughly 355% less than CockroachDB on comparable cloud environments. Read the full results here.

“We’re honored to win Technology of the Year by InfoWorld,” said Jon Bakke, head of global field operations, MariaDB Corporation. “Whether it is accessing data on your smartphone device, processing trillions of transactions a year, or connecting with a new person from the other side of the world, MariaDB Xpand helps users run their critical applications everywhere. We routinely beat other distributed SQL solutions, like CockroachDB, on throughput and latency and with better price/performance. This recognition from InfoWorld is a testament to the impact Xpand is having on our users.”

Start a trial of Xpand today, or for the easiest and fastest way to get started use Xpand in the cloud, available in Google Cloud and AWS.

Additional Resources

•	Get started with MariaDB Xpand in the cloud

•	Read Evaluating MariaDB Xpand and CockroachDB with Sysbench

•	Visit mariadb.com

•	Follow @mariadb on Twitter

•	Read MariaDB’s blog

•	Earlier this year MariaDB announced the intent to become a publicly traded company via combination with Angel Pond Holdings Corporation (NYSE:POND). To learn more, go to https://mariadb.com/IPO.

About MariaDB Corporation

MariaDB frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers unmatched operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest-growing database management systems companies. Real business relies on MariaDB™.

Contacts

Jasmine Gray

pr@mariadb.com

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers unmatched operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

Important Information for Investors and Shareholders

In connection with the proposed transaction, Angel Pond will have a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC, which will include a preliminary proxy statement to be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Angel Pond will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information
Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Angel Pond’s securities or MariaDB plc’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research &

development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of MariaDB plc’s securities to be issued in the transaction and uncertainty as to the long-term value of MariaDB plc’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in Angel Pond’s final prospectus filed with the SEC on May 19, 2021 under the “Risk Factors” heading, and other documents Angel Pond has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed regarding the transaction. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and MariaDB plc’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in Angel Pond’s final prospectus filed with the on SEC May 19, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, MariaDB plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.